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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             Erly Industries, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   268839107
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                                 (CUSIP Number)

      Robert D. Denious, Drinker Biddle & Reath, PNB Building, Suite 1100,
        1345 Chestnut Street, Philadelphia, PA 19107-3496 (215) 988-2700
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               September 14, 1995
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             (Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  268839107                                    Page 2 of 7 Pages
           ---------                                        ---  ---

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1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Gentleness Limited

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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                (b) / /
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3.  SEC USE ONLY

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4.  SOURCE OF FUNDS*

    WC

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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                  / /

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6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    An Isle of Man corporation

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                   7.  SOLE VOTING POWER

                   ----------------------------------------------------------
 NUMBER OF         8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY           179,000
  OWNED BY
   EACH            ----------------------------------------------------------
 REPORTING         9.  SOLE DISPOSITIVE POWER
  PERSON
   WITH            ----------------------------------------------------------
                   10. SHARED DISPOSITIVE POWER

                       179,000

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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    179,000

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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                 / /

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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    4.8%

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14. TYPE OF REPORTING PERSON*

    CO

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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                                  SCHEDULE 13D

CUSIP No.  268839107                                    Page 3 of 7 Pages
           ---------                                        ---  ---

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1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    John M. Templeton

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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                (b) / /
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3.  SEC USE ONLY

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4.  SOURCE OF FUNDS*

    PF; AF

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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                  / /

-----------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United Kingdom

-----------------------------------------------------------------------------
                   7.  SOLE VOTING POWER


                   ----------------------------------------------------------
 NUMBER OF         8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY           179,000
  OWNED BY
   EACH            ----------------------------------------------------------
 REPORTING         9.  SOLE DISPOSITIVE POWER
  PERSON
   WITH            ----------------------------------------------------------
                   10. SHARED DISPOSITIVE POWER

                       179,000

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    179,000

-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                 / /

-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    4.8%

-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*

    IN

-----------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                        Page 4 of 7 Pages
                                                            ---  ---

         This statement amends, restates and supplements the statement on
Schedule 13D filed with the Securities and Exchange Commission by Gentleness Limited, an Isle of Man corporation ("Gentleness"), and John M. Templeton ("Mr. Templeton") with respect to beneficial ownership of Common Stock, par value $.01 per share (the "Shares"), of Erly Industries Inc., a California corporation (the "Issuer").

Item 1.  Security and Issuer.
-------  --------------------
         This statement relates to certain Shares of the Issuer, the principal executive offices of which are located at 10990 Wilshire Boulevard, #1800, Los Angeles, California 90024.

Item 2.  Identity and Background.
------   ------------------------
         This statement is being filed by and on behalf of Gentleness and Mr. Templeton, a citizen of the United Kingdom.

         The subject Shares are held by Gentleness. By virtue of his control of Gentleness, Mr. Templeton may be deemed to beneficially own all of the Shares beneficially owned by Gentleness.

         The principal business and office address of Gentleness is P.O. Box N-7776, Nassau, Bahamas. Gentleness' principal business is acquiring, owning, investing in and disposing of securities.

         Mr. Templeton is President and director of Gentleness. Mr. Templeton's address is Box N-7776, Lyford Cay, Nassau, Bahamas. Mr. Templeton, formerly chairman of Templeton, Galbraith & Hansberger, Ltd., serves as President and part-time employee of Best International Management, Inc., an investment manager whose address is P.O. Box N-3242, I.D.B. House, East Bay Street, Nassau, Bahamas, and is actively involved in numerous religious and charitable projects.

         During the last five years, neither Gentleness nor Mr. Templeton has:
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         In addition to Mr. Templeton, the other directors and executive officers of Gentleness are as follows: Mary Walker, Vice President, Treasurer, Assistant Secretary and director of Gentleness and Mena Griffiths, Secretary and director of Gentleness.
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                                                        Page 5 of 7 Pages
                                                            ---  ---

         Ms. Walker, a United Kingdom citizen whose current business address is c/o First Trust Bank Limited, Lyford Cay, P.O. Box N-7776, Nassau, Bahamas, is presently employed as Vice President of First Trust Bank Limited, a private bank (same address as for Ms. Walker). Ms. Griffiths, a citizen of the Commonwealth of The Bahamas whose current business address is c/o First Trust Bank Limited, Lyford Cay, P.O. Box N-7776, Nassau, Bahamas, is presently employed as Senior Vice President of First Trust Bank Limited.

         During the last five years, neither Mary Walker nor Mena Griffiths has:
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
-------  --------------------------------------------------

         The subject Shares were originally included in Schedule 13Gs filed by Templeton, Galbraith & Hansberger, Ltd. Such Shares were acquired with working capital of Gentleness.

Item 4.  Purpose of Transaction.
-------  -----------------------

         The subject Shares were acquired for investment purposes. Mr. Templeton and Gentleness may dispose of the subject Shares from time to time in the open market, in privately negotiated transactions or otherwise, subject to market conditions and other factors.

         Except as set forth above in this Item 4, neither Gentleness nor Mr. Templeton has any plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of Issuer.
-------  ---------------------------------

         (a) As of the date on which this statement is executed, Gentleness (and Mr. Templeton by virtue of his beneficial ownership of Shares of the Issuer held by Gentleness) beneficially owns 179,000 Shares of the Issuer, constituting 4.8% of the Issuer's issued and outstanding Shares, based upon an aggregate of 3,718,272 Shares of the Issuer issued and outstanding (based upon a telephone inquiry to the Issuer on September 14, 1995).

                                                        Page 6 of 7 Pages
                                                            ---  ---

         The foregoing numbers do not give effect to a 15% stock dividend declared by the Issuer on September 7, 1995 (payable to shareholders of record at the close of business on September 15, 1995 and distributable on October 6,
1995). If this stock dividend were given effect as of the date hereof, Gentleness (and Mr. Templeton by virtue of his beneficial ownership of Shares of the Issuer held by Gentleness) would beneficially own 205,850 Shares of the Issuer, constituting 4.8% of the Issuer's issued and outstanding Shares, based upon an aggregate of approximately 4,276,013 Shares of the Issuer issued and outstanding following the payment of the stock dividend.

         (b) By virtue of Gentleness' direct ownership of the subject Shares and Mr. Templeton's control of Gentleness, Gentleness and Mr. Templeton have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the subject Shares.

         (c) During the past sixty days, Gentleness effected one transaction in Shares of the Issuer. On September 14, 1995, Gentleness sold in the open market 20,000 Shares of the Issuer for $8.50 (including a $.125 per Share markdown) per Share for a total consideration of $170,000.

         (d) None.

         (e) Gentleness, a company controlled by Mr. Templeton, ceased to be a beneficial owner of more than 5% of the Shares of the Issuer on September 14, 1995 as a result of the sale of Shares referred to above in subparagraph (c).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect ------- to Securities of the Issuer.
         ----------------------------------------------------------------------

         See Item 2.

Item 7.  Material to be Filed as Exhibits.
-------  ---------------------------------

         None.
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                                                        Page 7 of 7 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date:  September 18, 1995               GENTLENESS LIMITED



                                        By: /s/ JOHN M. TEMPLETON
                                            --------------------------------
                                            John M. Templeton
                                            President

                                            /s/ JOHN M. TEMPLETON
                                            -----------------------------------
                                            John M. Templeton